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                         January 26, 2024

       Danny Sheng Wu Yeung
       Chief Executive Officer and Chairman
       Prenetics Global Limited
       Unit 701-706, K11 Atelier
       728 King   s Road, Quarry Bay
       Hong Kong

                                                        Re: Prenetics Global
Limited
                                                            Registration
Statement on Form F-3
                                                            Filed January 17,
2024
                                                            File No. 333-276538

       Dear Danny Sheng Wu Yeung:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at 202-551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services